

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Jonathan New
Chief Financial Officer
TOT Energy, Inc.
1200 NE 16th Avenue, Suite 210
North Miami, Florida 33161

> **Re:** **TOT Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 000-51108**

Dear Mr. New:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director